Logistics Property Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

February 17, 2016

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C., 20549

Attention: Jennifer Gowetski, Special Counsel

Re:	Logistics Property Trust Inc.
File No. 333-200594

Dear Ms. Gowetski,

Logistics Property Trust Inc. (the “Company”) hereby withdraws its previous request, dated February 12, 2016, for acceleration of the effectiveness of the above-captioned Registration Statement on Form S-11 (the “Registration Statement”) and instead hereby submits a new request in accordance with Rule 461 of the Securities Act of 1933, as amended. The Company hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effectiveness of the Registration Statement and declare the Registration Statement, as then amended, effective as of 9:00 am (EST), on February 18, 2016 or as soon thereafter as practicable.

In connection with this request for acceleration of effectiveness, the Company acknowledges that (i) should the Commission or its staff acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alice Connaughton of Greenberg Traurig, LLP (counsel to the Company) at (202) 331-3169 with any questions about this acceleration request. Please notify us when the delegated authority copy of the orders of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

LOGISTICS PROPERTY TRUST INC.

By:	/s/ Joshua J. Widoff
Name:	Joshua J. Widoff
Title:	Executive Vice President, Secretary and General Counsel

cc: Alice L. Connaughton, Esq.

     Judith D. Fryer Esq.